SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

New Appointment of Senior Executive Vice Presidents

On November 12, 2004, Kookmin Bank announced the appointment of Mr. Kap Shin as the new senior executive vice president & chief financial officer (head of the Financial Planning Group) and Mr. Hyo Sung Won as the new senior executive vice president of the Consumer Marketing Group. These appointments are effective as of November 11, 2004.

The following is a list of the current status of the senior executive vice presidents of Kookmin Bank.

Name	Group
Dong Won Kim	Strategic Planning Group
Kap Shin	Financial Planning Group	Newly Appointed
Yun Keun Jung	Consumer Banking Group I
Nam Sik Yang	Consumer Banking Group II
Hyo Sung Won	Consumer Marketing Group	Newly Appointed
Yong Kook Oh	Corporate Banking Group
Sang Jin Lee	Credit Card Group
Ahn Sook Koo	PB/Asset Management Group
Jung Young Kang	Trust/NHF Management Group
Young Han Choi	Capital Markets & Treasury Group
Dong Soo Choe	Credit Management Group
Sung Kyu Lee	Sales Support Group
Donald H. Mackenzie	Risk Management Group
Young Il Kim	Information Technology Group
Jung Min Kim	Human Resources Group

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: November 12, 2004	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer

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